

December 27, 2011

<u>Via Facsimile</u>
Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
4444 East 66th Street, Lower Annex
Tulsa, Oklahoma 74136-4207

     Re: Empire Petroleum Corporation
            Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010
            Filed December 14, 2011
            File No. 1-16653

Dear Mr. Whitehead:

     We have reviewed your filing and letter dated December 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010</u>

1.   We note your response to comment 2 from our letter dated November 18, 2011. However, we also note that you have omitted from certain of the newly filed exhibits the schedules and exhibits to the relevant agreements. For example, we note that you have not filed the schedules to the agreements filed as Exhibits 10.16 and 10.17, or the exhibits to the agreement filed as Exhibit 10.20. Please re-file such agreements in full to include all schedules and exhibits.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director